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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934


                        GARDNER DENVER MACHINERY INC.
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                               (NAME OF ISSUER)

                                 Common Stock
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                        (TITLE OF CLASS OF SECURITIES)

                                   G034 634
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                                (CUSIP NUMBER)

                                  Ira Sochet
                       9350 S. Dixie Highway, Suite 1260
                             Miami, Florida 33156
                                (305) 670-1888
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                (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
              AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                               November 1, 1996
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           (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         Check the following box if a fee is being paid with this statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)




                            THERE ARE NO EXHIBITS


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CUSIP No. G03 4634              SCHEDULE 13D   Page     2    of     5     Pages
         ---------------------                       --------    --------

  (1)     Names of Reporting Persons
          S.S. or I.R.S. Identification Nos. of Above Persons
             Ira Sochet
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  (2)     Check the Appropriate Box if a Member of a Group*         (a)   [   ]
                                                                    (b)   [   ]


  (3)     SEC Use Only

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  (4)     SOURCE OF FUNDS*
                                PF, OO
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  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

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  (6)     Citizenship or Place of Organization
                                                             UNITED STATES
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                       (7)     Sole Voting Power
  Number of                                                  273,500
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                                                   - 0 -
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                                                 273,500
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                                                             - 0 -
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
                       273,500
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 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares*                                                         [  ]

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 (13)     Percent of Class Represented by Amount in Row (11)
                                                              5.6%
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 (14)     Type of Reporting Person*
                                                  IN

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                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

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         This statement on Schedule 13D (the "Schedule 13D") is filed on behalf of Ira Sochet (the "Reporting Person").

ITEM 1.  SECURITY AND ISSUER.

         This Statement relates to the common stock (the "Common Stock"), of Gardner Denver Machinery, Inc., a Delaware corporation (the "Issuer"). The Issuer's principal executive offices are located at 1800 Gardner Expressway, Quincy, Illinois 62301.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a)     Ira Sochet.

         (b)     9350 S. Dixie Highway, Suite 1260, Miami, Florida 33156.

         (c) The Reporting Person is the President and sole shareholder of Sochet & Company, Inc., a registered broker/dealer located at 9350 S. Dixie Highway, Suite 1260, Miami, Florida 33156.

         (d) The Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) in the last 5 years.

         (e) During the last 5 years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

         (f)     United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         This Statement relates to the beneficial ownership of the Reporting Person of 273,500 shares of Common Stock. The aggregate purchase price of the Common Stock beneficially owned by the Reporting Person was approximately $7.7 million, including commissions. The source of funds for acquiring the foregoing shares of Common Stock was the Reporting Person's personal funds, funds in the Reporting Person's IRA account and borrowings pursuant to a margin account maintained by the Reporting Person at Bear Stearns & Co., Inc.

ITEM 4.  PURPOSE OF TRANSACTION.

         This Statement reports the beneficial ownership by the Reporting Person of over 5 percent of the Issuer's outstanding Common Stock. The purpose of the Reporting Person's acquisition of Common Stock was to acquire a significant equity interest in the





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Issuer as an investment.  The Reporting Person's believes that the Common Stock is undervalued. Since its spinoff from Cooper Industries in April 1994, the Issuer's management has reduced costs, eliminated unproductive divisions, and reduced debt with $40 million in funds generated from operations (from $65.5 million on January 1, 1995, to $25 million on June 30, 1996). The Reporting Person believes that the resurgence in sales in the oil drilling industry and the Issuer's recent strategic acquisitions (Norampco and TCM) will significantly increase the Issuer's sales and profits in 1997 and thereafter. Furthermore, the Reporting Person believes that the foregoing acquisitions will allow the Issuer to significantly increase its penetration in the European Market, allow it to expand the worldwide distribution of its products and enable it to capitalize on its exclusive dealerships.

         The Reporting Person intends to review his investment in the Common Stock on a regular basis and, depending upon changes in his analysis of the Issuer, general economic and market conditions, investment opportunities and other factors, including applicable legal constraints, the Reporting Person may at any time determine to increase or decrease the amounts of his investment in Common Stock. The Reporting Person reserves the right to acquire additional Common Stock or to dispose of some or all of the Common Stock beneficially owned by him either in the open market, in privately negotiated transactions or otherwise, or to take such other action or actions with respect to the Common Stock as he deems advisable. The determination of the Reporting Person to seek to acquire additional shares of Common Stock will depend on various factors including, but not limited to, the availability of additional Common Stock for purchase at what he considers to be reasonable prices, the terms and conditions available for such purchases and other investment opportunities.

         Except as described above, the Reporting Person has no plans or proposals that would result in any actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) As of the close of business on November 14, 1996, the Reporting Person beneficially owned an aggregate of 273,500 shares of Common Stock, which constituted approximately 5.6 percent of the 4,890,073 shares of Common Stock outstanding on August 9, 1996, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 1996.

         (b) The Reporting Person has the sole power to vote or direct the vote, and the sole power to dispose or to direct the disposition of, all the shares of Common Stock beneficially owned by him.





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         (c)     The following table sets forth all transactions in Common
Stock effected by the Reporting Person during the past 60 days. All of such transactions were open market purchases effected through brokers.

                                                                           APPROXIMATE PRICE
                                        NUMBER OF                               PER SHARE
          DATE                      SHARES PURCHASED                    (EXCLUDING COMMISSIONS)
          ----                      ----------------                    -----------------------
           09/24/96                           7,800                             $30 15/32
           10/14/96                          30,000                             $30 1/16
          *10/14/96                           5,000                             $30 1/16
           10/17/96                           6,600                             $29 27/32
           10/21/96                           4,600                             $29 25/32
           10/23/96                           2,500                             $29 21/32
           10/31/96                           1,900                             $31 25/32
           10/31/96                           2,000                             $31 25/31
           11/01/96                           4,000                             $31 25/32
           11/05/96                           2,100                             $31 13/32
           11/06/96                          20,000                             $31 13/32
           11/07/96                           6,200                             $31 13/32

*IRA account.

            (d)    Not applicable.

            (e)    Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Other than the Customer Agreement relating to the Reporting Person's margin account described in Item 3, the Reporting Person has no contracts, arrangements, or understandings with any person with respect to any securities of the Issuer.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

         None.

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 14, 1996


                                        /s/ IRA SOCHET
                                        ---------------------------
                                               Ira Sochet



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